EXHIBIT 21.1

GASTAR EXPLORATION LTD.

Subsidiary List – December 31, 2006

100% Subsidiaries owned of Gastar Exploration Ltd. (Alberta, Canada)

Gastar Exploration USA, Inc. (Michigan)

Gastar Exploration New South Wales, Inc. (Michigan)

Gastar Exploration Victoria, Inc. (Michigan)

Gastar Exploration Texas LP (Delaware) (1)(2)

(1)	Gastar Exploration Texas LLC (Delaware), General Partner (1%)
(2)	Gastar Exploration Texas, Inc. (Michigan), Limited Partner (99%)